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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BETA OIL & GAS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08659A104

(Cusip Number)

Stephen W. Ray, Esq.
Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.
320 South Boston, Suite 400
Tulsa, Oklahoma 74103
(918) 594-0415

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0865A104

1.	Name of Reporting Person: Steve A. Antry and Lisa L. Antry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,256,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,256,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,256,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 0865A104

1.	Name of Reporting Person: Rolf N. Hufnagel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 780,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 780,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 780,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.28%

14.	Type of Reporting Person (See Instructions): IN

PRELIMINARY NOTE

     The Reporting Persons (hereinafter defined) named in this Schedule 13D have previously filed a Schedule 13D or Schedule 13G. This Schedule 13D is not intended to supersede or amend any prior Schedule 13D or Schedule 13G. This Schedule 13D is being filed because the Reporting Persons in light of activities undertaken or to be undertaken, may be deemed to be members of a group that may be deemed to be the beneficial owner in the aggregate of in excess of five percent (5%) of the Common Stock, par value $0.001 per share, of Beta Oil & Gas, Inc., a Nevada corporation. Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of §13(d)(3) of the Securities Exchange Act of 1934, as amended.

     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     The class of equity securities to which this statement or Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Beta Oil & Gas, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Two Warren Place, 6120 South Yale Avenue, Suite 813, Tulsa, Oklahoma 74136.

Item 2. Identity and Background.

     (a)  This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Steve A. Antry (“S. Antry”) and Lisa L. Antry (“L. Antry”), husband and wife (S. Antry and L. Antry are collectively referred to herein as “Antry”), and Rolf N. Hufnagel, an individual (“Hufnagel”, and collectively with Antry, the “Reporting Persons”).

     (b)  The residence address of Antry is 11814 South Sheridan Road, Tulsa, Oklahoma 74008. The business address of Hufnagel is 6100 South Yale Avenue, Suite 300, Tulsa, Oklahoma 74136.

     (c)  The present principal occupation or employment of S. Antry is oil and gas investments from his residence at 11814 South Sheridan Road, Tulsa, Oklahoma 74008. The present principal occupation or employment of L. Antry is oil and gas investments from her residence at 11814 South Sheridan Road, Tulsa, Oklahoma 74008. The present principal occupation of Hufnagel is Chairman of Crimson Resources, Inc., with an address of 6100 South Yale Avenue, Suite 300, Tulsa, Oklahoma 74136.

     (d)  During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last 5 years, none of the Reporting Persons has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The citizenship of each of the Reporting Persons is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     The Reporting Persons are not filing this Schedule 13D because of an acquisition of Common Stock of the Company. As stated in the Preliminary Note above, the Reporting Persons, although they are not admitting that they comprise a group within the meaning of §13(d)(3) of the Exchange Act, are filing this Schedule 13D in light of activities undertaken or to be undertaken, because they may be deemed to be members of a group that may be deemed to be the beneficial owner in the aggregate of in excess of five percent (5%) of the Common Stock of the Company.

     At the Annual Meeting of Stockholders of the Company to be held June 20, 2003 at 10:00 a.m. C.D.T., the Reporting Persons, by exercising their right of cumulative voting pursuant to the Nevada Revised Statutes, the Company’s Proxy Statement dated May 19, 2003 and the Company’s Articles of Incorporation, as amended, plan to (i) nominate during such meeting one or two persons to be elected as directors of the Company, (ii) vote against the proposed amendment to the Company’s Articles of Incorporation, and (iii) vote against the proposed amendment to the Company’s Amended and Restated 1999 Incentive and Nonstatutory Stock Option Plan.

     On this date, the Reporting Persons have delivered to the Secretary of the Company their written notice to exercise their right of cumulative voting. In addition, S. Antry has solicited, and will continue to solicit, proxies from other stockholders of the Company, all in accordance with the exemption under Rule 14a-2(b)(2) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

     (a)  Antry presently is the beneficial owner of 1,256,000 shares of Common Stock of the Company. These securities represent 10.1% of the outstanding shares of Common Stock of the Company. Hufnagel is the beneficial owner of 780,000 shares of Common Stock of the Company. These securities represent 6.28% of the outstanding shares of Common Stock of the Company.

     (b)  Antry has the sole power to vote and dispose of 1,256,000 shares of Common Stock of the Company. Hufnagel has the sole power to vote and dispose of 780,000 shares of Common Stock of the Company.

     (c)  Not applicable.

     (d)  No person other than Antry has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Antry described in this Item 5. No person other than Hufnagel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Hufnagel described in this Item 5.

     (e)  Not applicable.

Item 6. Contracts, Arrangements Understanding or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons have orally agreed at the Company’s Annual Meeting of Stockholders, by exercising their right of cumulative voting, to nominate from the floor one or two persons to be elected as directors of the Company and vote their respective shares of Common Stock of the Company with respect to the matters described in Item 4 above. No other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, exist.

Item 7. Material to be Filed as Exhibits.

     See the Joint Filing Agreement of the Reporting Persons attached hereto as Exhibit A.

Signature

     After reasonable inquiry and to best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2003	/s/ Steve A. Antry

STEVE A. ANTRY

Dated: June 13, 2003	/s/ Lisa L. Antry

LISA L. ANTRY

Dated: June 13, 2003	/s/ Rolf N. Hufnagel

ROLF N. HUFNAGEL

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) dated as of the 11th day of June, 2003, is by and among the undersigned parties.

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Beta Oil & Gas, Inc., a Nevada corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

/s/ Steve A. Antry

STEVE A. ANTRY

/s/ Lisa L. Antry

LISA L. ANTRY

/s/ Rolf N. Hufnagel

ROLF N. HUFNAGEL